BB 3/13



SEC [barcode] MISSION

07004142

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden<br>Hours per response...12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65914 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YR)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longship Alternative Asset Management, LLC
(A Limited Liability Company)

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Concord Road
(No. and Street)

Port Washington (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constantine Baris 516-676-7111
(Area Code – Telephone No.)

PROCESSED

MAR 1 4 2007

THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)



SEC MAIL PROCESSING
RECEIVED


**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

3/14

# OATH OR AFFIRMATION

I, Constantine Baris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longship Alternative Asset Management, LLC (A Limited Liability Company), as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

SUSAN DELANTY
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DE6012997
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES SEPT. 8, 2009

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X ©) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2006


130
SECTION

# LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

## (A LIMITED LIABILITY COMPANY)

## INDEX TO FINANCIAL STATEMENTS

## DECEMBER 31, 2006





LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS




LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS


## INDEPENDENT AUDITORS' REPORT

Longship Alternative Asset Management, LLC
(A Limited Liability Company)
14 Concord Road
Port Washington, NY 11050

We have audited the accompanying statement of financial condition of Longship Alternative Asset Management, LLC (A Limited Liability Company) as of December 31, 2006, and the related statements of income, member's equity, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longship Alternative Asset Management, LLC (A Limited Liability Company) at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Great Neck, NY
February 24, 2007

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

## ASSETS

| | |
|---|---|
| Cash - checking | $ 20,223 |
| Property and equipment | 1,400 |
| Less: accumulated depreciation | (525) |
| | 875 |
| Total assets | $ 21,098 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accrued expenses | $ 2,250 |
| Total current liabilities | 2,250 |
| Member's equity | 18,848 |
| | $ 21,098 |

See accountants' report and notes to financial statements.





LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Income: | |
| Consulting fees | $ 62,000 |
| Other income | 1,022 |
| | 63,022 |
| Expenses: | |
| Travel, meals and entertainment | 3,127 |
| Telephone | 668 |
| Professional fees | 2,353 |
| Office expense | 3,023 |
| Insurance | 4,856 |
| Dues and fees | 3,106 |
| Repairs and maintenance | 745 |
| Depreciation | 350 |
| Bank charges | 287 |
| | 18,515 |
| Net income | $ 44,507 |

See accountants' report and notes to financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Balance, January 1, 2006 | $ 7,794 |
| Add: contribution by member | 11,100 |
| Less: distributions to member | (44,553) |
| Add: net income | 44,507 |
| Balance, December 31, 2006 | $ 18,848 |

See accountants' report and notes to financial statements.





LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 44,507 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation | $ 350 | |
| Decrease in accrued expenses | (1,250) | |
| Total adjustments | | (900) |
| Net cash provided by operating activities | | 43,607 |
| Cash flows from financing activities: | | |
| Contributions by member | 11,100 | |
| Distributions to member | (44,553) | |
| Net cash (used) by financing activities | | (33,453) |
| Net increase in cash and cash equivalents | | 10,154 |
| Cash and cash equivalents, beginning | | 10,069 |
| Cash and cash equivalents, ending | | $ 20,223 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for: | | |
| Income taxes paid during year | | $ -- |
| Interest paid during year | | $ -- |

See accountants' report and notes to financial statements.





LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) was organized under the laws of the State of Delaware and was authorized to do business in New York. The company is a registered broker under the Securities and Exchange Commission and became a member of the National Association of Securities Dealers (NASD) in October 2003.

Concentration of Risk:

The company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of December 31, 2006, the Citibank bank statement indicated a balance of $20,223. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC).

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2006 was $350.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization.

2. Net Capital Requirements:

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, Longship Alternative Asset Management, LLC (A Limited Liability Company) had net capital of $17,973 after adjustments for non-allowable assets, which was $12,973 in excess of its required net capital. Longship Alternative Asset Management, LLC (A Limited Liability Company)'s net capital ratio was 1.252 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.





# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Longship Alternative Asset Management, LLC (A Limited Liability Company) as of 12/31/2006

### COMPUTATION OF NET CAPITAL

|  | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 18,848 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 18,848 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 18,848 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 875 | 3540 | | |
| B. Secured demand note delinquency | | 3590 | | |
| C. Commodity futures contracts and spot commodities- proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 875 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | $ 17,973 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| A. Contractual securities commitments | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( ) | 3740 |
| 10. Net Capital | | | $ 17,973 | 3750 |

OMIT PENNIES

Reconciliation with Longship Alternative Asset Management, LLC (A Limited Liability Company) computation - included on Part IIA of Form X-17A-5 as of December 31, 2006 filed January 2007.

| | |
|---|---|
| Net capital as reported in Longship Alternative Asset Management, LLC (A Limited Liability Company)'s Part IIA unaudited focus report | $ 18,423 |
| Net adjustments | ( 450 ) |
| Net capital per above | $ 17,973 |

Non-allowable assets:

| | |
|---|---|
| Property and equipment, net of accumulated depreciation | $ 875 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Longship Alternative Asset Management, LLC (A Limited Liability Company) as of 12/31/2006

## COMPUTATION OF NET CAPITAL REQUIREMENT

**PART A**

| Item | | | | Amount | Code |
|---|---|---|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | | | $ | 150 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | $ | 12,973 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | | $ | 17,748 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| Item | | Code | | Amount | Code |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 2,250 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | $ | * 2,250 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | % | 12.52 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**PART B**

| Item | | Amount | Code |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: | | | |
| A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Longship Alternative Asset Management, LLC (A Limited Liability Company) computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2006 filed in January 2007:

| | | |
|---|---|---|
| Aggregate indebtedness as reported in Longship Alternative Asset Mangement, LLC (A Limited Liability Company)'s Part IIA unaudited focus report | $ | 2,500 |
| Net adjustments | | (250) |
| Aggregate indebtedness per above | $ | 2,250 |



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS'

## REPORT ON INTERNAL CONTROL STRUCTURE

## REQUIRED BY SEC RULE 17a-5

Longship Alternative Asset Management, LLC
(A Limited Liability Company)
14 Concord Road
Port Washington, NY 11050

In planning and performing our audit of the financial statements of Longship Alternative Asset Management, LLC (A Limited Liability Company) for the year ended December 31, 2006, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Longship Alternative Asset Management, LLC (A Limited Liability Company) that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Longship Alternative Asset Management, LLC (A Limited Liability Company) is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Longship Alternative Asset Management, LLC (A Limited Liability Company) are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2006 through December 31, 2006.

This report is intended solely for the use of Longship Alternative Asset Management, LLC (A Limited Liability Company), the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 24, 2007



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2006

Longship Alternative Asset Management, LLC
(A Limited Liability Company)
14 Concord Road
Port Washington, NY 11050

In performing our audit of Longship Alternative Asset Management, LLC (A Limited Liability Company) for the year ended December 31, 2006, we made adjustments that affected the December 31, 2006 focus report Form X-17A-5. The adjustments were as follows:

| | |
|---|---|
| A) Increase in non-allowable assets | $ 700 |
| B) Decrease in accrued expenses | (250) |
| | $ 450 |

The net capital after haircuts as reported on our December 31, 2006 audited report was $17,973; the net capital after haircuts as reported on the December 31, 2006 focus report Form X-17A-5 was $18,423. This report was not prepared by us. The difference between these figures is $450, as indicated above.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP



END